UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

COMMISSION FILE NUMBER 0-10587

THE COLUMBIA BANK 401(K) PLAN & TRUST

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 17602

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

THE COLUMBIA BANK 401(k) PLAN AND TRUST

(Formerly Columbia Bancorp 401(k) Plan and Trust)

Financial Statements

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

THE COLUMBIA BANK 401(K) PLAN AND TRUST

(Formerly Columbia Bancorp 401(k) Plan and Trust)

*    *    *    *    *    *    *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

KPMG LLP 111 S. Calvert Street Baltimore, Maryland 21202

Report of Independent Registered Public Accounting Firm

The Plan Administrator

The Columbia Bank 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of The Columbia Bank 401(k) Plan and Trust, formerly Columbia Bancorp 401(k) Plan and Trust (the Plan), as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 28, 2006

1

THE COLUMBIA BANK 401(k) PLAN AND TRUST

(Formerly Columbia Bancorp 401(k) Plan and Trust)

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Investments, at fair value (note 4)	$15,784,230	13,950,258

Receivables:
Participants’ contributions	59,888	28,808
Employer’s contributions	23,853	12,758

Total receivables	83,741	41,566

Net assets available for benefits	$15,867,971	13,991,824

See accompanying notes to financial statements.

2

THE COLUMBIA BANK 401(k) PLAN AND TRUST

(Formerly Columbia Bancorp 401(k) Plan and Trust)

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Investment income:
Interest and dividends	$209,750	107,175
Net appreciation in fair value of investments (note 4)	1,864,530	1,004,004

	2,074,280	1,111,179

Contributions:
Participant	1,306,624	1,141,378
Employer	568,392	517,364
Rollover	61,706	109,237

	1,936,722	1,767,979

Total additions	4,011,002	2,879,158

Deductions:
Benefits paid to participants	(2,129,035)	(794,045)
Administrative expenses	(5,820)	(2,990)

Total deductions	(2,134,855)	(797,035)

Net increase in net assets available for benefits	1,876,147	2,082,123
Net assets available for benefits:
Beginning of year	13,991,824	11,909,701

End of year	$15,867,971	13,991,824

See accompanying notes to financial statements.

3

THE COLUMBIA BANK 401(k) PLAN AND TRUST

(Formerly Columbia Bancorp 401(k) Plan and Trust)

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of The Columbia Bank 401 (k) Plan and Trust, formerly Columbia Bancorp 401(k) Plan and Trust, (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

(b)	Trust Fund Management and Investments

Columbia Bancorp (the Company) is the sponsor of the Plan. The trustees of the Plan, the Company’s president and chief operating officer and chairman and chief executive officer, have authority to execute investment transactions based upon the investment elections of plan participants.

The Plan’s investments are presented at fair value based on quoted market information. Participant loans are recorded at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the periods in which the changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Administrative Expenses

The Company pays all of the Plan’s administrative expenses except for loan administration expenses, which are deducted directly from the individual participants’ accounts.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2)	General Description of the Plan

The following brief description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan that was established effective January 1, 1989 to provide employees of the Company with an incentive to save for retirement and for financial emergencies. Prior to March 1, 2000, all employees of the Company with at least one year of service, as defined in the Plan, were eligible to participate in the Plan. Effective March 1, 2000, all employees are eligible to contribute to the plan; however, employees are eligible for Company matching contributions only after completing one year of service. The Plan is subject to the provisions of ERISA.

Contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Participants may elect to reduce their compensation, as defined in the Plan, subject to an annual limitation. Participants are able to defer payment of income taxes on their contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

4	(Continued)

THE COLUMBIA BANK 401(k) PLAN AND TRUST

(Formerly Columbia Bancorp 401(k) Plan and Trust)

Notes to Financial Statements

December 31, 2005 and 2004

Participants’ contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations. Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain limitations.

Matching contributions are made by the Company to each participant’s account in an amount determined annually by the Company at its discretion. During 2005 and 2004, participants were permitted to contribute up to 100% of their eligible salary and the first 15% of such contributions were matched by the Company at a rate of 50%. The Company’s matching contributions are invested in the various investment programs based on participants’ instructions. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan.

Participants are fully vested immediately in their contributions and related earnings. Effective January 1, 2002, vesting in Company matching contributions is based upon years of vesting service as follows:

Years of service	Percentage
1	20%
2	40
3	60
4	80
5	100

Forfeitures of nonvested Company contributions are allocated to active participants based upon each participant’s annual salary in proportion to total compensation of all active participants during the Plan year. Forfeitures totaled approximately $32,000 and $22,000 for the years ended December 31, 2005 and 2004, respectively.

Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment, or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59 1/2. Participants may also make withdrawals of their basic contributions by reason of financial hardship under specific guidelines set forth in the Plan.

Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. Interest and processing fees on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at a minimum of the prime rate at the time of the loan application, and must be repaid to the Plan over a period not to exceed five years.

(3)	Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan’s assets would be distributed to the participants in accordance with the Plan agreement.

5	(Continued)

THE COLUMBIA BANK 401(k) PLAN AND TRUST

(Formerly Columbia Bancorp 401(k) Plan and Trust)

Notes to Financial Statements

December 31, 2005 and 2004

(4)	Investments

Investments that represent 5% or more of the Plan’s net assets are as follows at December 31:

	2005	2004
Money market fund:
American Cash Management Trust	$954,141	972,543
Mutual funds:
American Balanced Fund	876,381	968,952
American Fundamental Investors Fund	916,309	848,283
American Growth Fund	2,635,917	1,943,946
Columbia Bancorp Stock Fund	6,845,108	5,617,725

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Mutual funds	$522,407	577,651
Columbia Bancorp Stock Fund	1,342,123	426,353

	$1,864,530	1,004,004

(5)	Federal Income Tax Status

The Plan is a nonstandardized prototype plan sponsored by DailyAccess.Com, Inc. (DailyAccess). A favorable opinion letter dated June 20, 2002 has been received for the prototype plan. The Company is relying on the opinion letter as provided for in Announcement 2001-77. The Plan has been amended since the opinion letter was issued, but the Company and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC).

(6)	Transactions with Parties-in-Interest

During the years ended December 31, 2005 and 2004, the Plan invested in shares of Columbia Bancorp Common Stock.

The Company pays all of the Plan’s administrative expenses except for loan administration expenses, which are deducted directly from the individual participants’ accounts.

6	(Continued)

THE COLUMBIA BANK 401(k) PLAN AND TRUST

(Formerly Columbia Bancorp 401(k) Plan and Trust)

Notes to Financial Statements

December 31, 2005 and 2004

(7)	Plan Amendment

Effective March 28, 2005, DailyAccess amended the prototype plan to reduce the involuntary cash-out threshold from $5,000 to $1,000. This amendment was intended as good faith compliance with the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(9)	Subsequent Event

Effective February 1, 2006, the Company merged with and into Fulton Financial Corporation (Fulton). On the effective date of the merger the Plan was renamed The Columbia Bank 401(k) Plan and Trust and all participants became 100% vested. The merger was consummated pursuant to a previously announced Agreement and Plan of Merger, dated July 26, 2005, between Fulton and the Company.

On February 1, 2006, 156,921 shares of Columbia Bancorp were redeemed for cash at $42.48 per share totaling $6,666,004. In addition, 8,961 shares of Columbia Bancorp stock were exchanged for 20,834.325 shares of Fulton stock.

7

THE COLUMBIA BANK 401(k) PLAN AND TRUST

(Formerly Columbia Bancorp 401(k) Plan and Trust)

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b)	(c)	(d)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	American Funds	American Cash Management Trust	$954,141
	Goldman Sachs	Goldman Sachs Trust Financial Square Prime Obligations Fund	95,579
	American Funds	American Balanced Fund; 49,180 shares	876,381
	American Funds	American U.S. Government Securities Fund; 6,498 shares	87,656
	American Funds	American Bond Fund of America; 37,358 shares	493,878
	American Funds	American Europacific Growth Fund; 10,667 shares	438,429
	American Funds	American Fundamental Investors Fund; 25,884 shares	916,309
	American Funds	American Growth Fund; 85,415 shares	2,635,917
	Scudder Investments	Scudder Technology Fund; 21,766 shares	253,789
	American Funds	American New Economy Fund; 21,838 shares	511,871
	Columbia Funds	Columbia Acorn Fund; 12,579 shares	346,792
	Goldman Sachs	Goldman Sachs Growth Opportunity Fund; 24,465 shares	527,220
	Goldman Sachs	Goldman Sachs Small Cap Value Fund; 3,201 shares	130,670
	John Hancock Funds	Hancock Classic Value Fund; 11,376 shares	280,300
	AIM Investments	AIM S&P 500 Index Fund; 21,084 shares	276,196
*	Columbia Bancorp	Common stock; 165,942 shares	6,845,108
*	Participant Loans	Interest rates ranging from 5% – 10.5%	113,994

			$15,784,230

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

8

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The Columbia Bank 401(k) Plan & Trust have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

THE COLUMBIA BANK 401(K) PLAN & TRUST

By:	/s/ Lou Yoka

Date: June 29, 2006